CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of April 2007
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 001-32535).

SUCCESSFUL ADVANCE IN THE PUBLIC TENDER OFFER TO ACQUIRE SHARES OF
BANAGRICOLA BY BANCOLOMBIA (PANAMA) S.A.
Medellín, Colombia, April 19, 2007
Bancolombia S.A. (“Bancolombia”) announces that, as of April 17, 2007, Bancolombia (Panama) S.A. (“Bancolombia Panama”), a subsidiary of Bancolombia, has received acceptances to the public tender offer for the acquisition of shares of Banagricola S.A. amounting to more than 53.089144% of Banagricola’s outstanding shares, which exceeds the minimum required amount for the transaction.
The tender offer was initiated on April 9, 2007 simultaneously in the markets of El Salvador and Panama and will remain open until May 8, 2007.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: April 19, 2007	By	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance